Exhibit 99.1

TSX: JE

NYSE: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy to Announce First Quarter Fiscal 2016 Results

TORONTO, ONTARIO - - July 30, 2015 - -

Just Energy Group, Inc. (TSX:JE; NYSE:JE), an energy management solutions provider specializing in electricity, natural gas, solar and green energy, announced today that it will release operating results for first quarter fiscal 2016 on August 13, 2015. The Company will host a conference call and live webcast to review the first quarter results beginning at 2:00 p.m. eastern standard time on August 13, 2015 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deborah Merril, and Chief Financial Officer Pat McCullough will participate on the call.

Just Energy Conference Call and Webcast

•	Thursday, August 13, 2015
•	2:00 p.m. EST

Those who wish to participate in the conference call may do so by dialing 1-888-465-5079 and entering pass code 5662147#. The call will also be webcast live over the internet at the following link:

http://event.onlineseminarsolutions.com/r.htm?e=1029986&s=1&k=D0F62F906AF7803373D120170F0410BC

An audio tape rebroadcast will be available starting at 4:30 p.m. EST August 13, 2015 until August 20, 2015 at 11:59 p.m. EST. To access the rebroadcast please dial 1-888-843-7419 and enter the participant code 5662147#. The webcast will be available until November 13, 2015.

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar panel installations. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Tara Energy and TerraPass. Visit justenergygroup.com to learn more.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-461-1101
michael.cummings@alpha-ir.com